Exhibit 12

AIR PRODUCTS AND CHEMICALS, INC., AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

		Year Ended 30 September				Three Months Ended 31 Dec

	2003	2004	2005	2006	2007	2007

Earnings:
Income from continuing operations	$422.2	$591.4	$677.9	$714.9	$1,004.4	$257.0
Add (deduct):
Provision for income taxes	153.8	219.3	247.1	260.4	279.8	96.1
Fixed charges, excluding capitalized interest	148.7	145.0	140.6	148.5	192.9	47.9
Capitalized interest amortized during the period	6.5	7.0	6.1	6.5	6.4	1.7
Undistributed earnings of less-than-fifty-percent-owned affiliates	(16.2)	(28.7)	(29.2)	(29.2)	(61.2)	(12.8)

Earnings, as adjusted	$715.0	$934.0	$1,042.5	$1,101.1	$1,422.3	$389.9

Fixed Charges:
Interest on indebtedness, including capital lease obligations	$125.6	$123.2	$113.3	$120.1	$164.0	$40.8
Capitalized interest	6.2	7.9	14.9	18.8	14.6	7.2
Amortization of debt discount premium and expense	2.1	1.4	4.1	4.8	4.1	1.2
Portion of rents under operating leases representative of the interest factor	19.4	20.4	23.2	23.6	24.8	5.9

Fixed charges	$153.3	$152.9	$155.5	$167.3	$207.5	$55.1

Ratio of Earnings to Fixed Charges (1):	4.7	6.1	6.7	6.6	6.9	7.1

(1)	The ratio of earnings to fixed charges is determined by dividing earnings, which includes income from continuing operations before taxes, undistributed earnings of less-than-fifty-percent-owned affiliates, and fixed charges, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 21% of operating lease rentals).